Unaudited Condensed Consolidated Interim Financial Statements

(In US dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2024 and 2023

HUDBAY MINERALS INC. Condensed Consolidated Interim Balance Sheets (Unaudited and in thousands of US dollars)

		Mar. 31,	Dec. 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents		$284,385	$249,794
Trade and other receivables	7	197,732	203,429
Inventories	8	201,965	207,334
Prepaid expenses and other current assets		14,138	6,289
Other financial assets	9	1,678	4,102
Taxes receivable		578	2,300
		700,476	673,248
Receivable	7	12,010	12,157
Inventories	8	16,321	24,450
Other financial assets	9	6,846	7,089
Intangibles and other assets	10	50,780	52,453
Property, plant and equipment	11	4,231,536	4,316,006
Deferred tax assets		139,830	151,946
Goodwill		73,484	75,285
		$5,231,283	$5,312,634
Liabilities
Current liabilities
Trade and other payables		$238,977	$239,149
Taxes payable		39,941	53,441
Other liabilities	12	34,685	30,035
Other financial liabilities	13	43,775	42,235
Gold prepayment liability	14	37,945	55,901
Lease liabilities	15	31,920	28,902
Deferred revenue	17	72,383	87,672
		499,626	537,335
Other financial liabilities	13	58,835	51,720
Lease liabilities	15	60,236	61,433
Long-term debt	16	1,278,587	1,287,536
Deferred revenue	17	329,142	330,848
Pension obligations		5,786	6,010
Other employee benefits		97,863	101,849
Environmental and other provisions	18	301,342	321,912
Deferred tax liabilities		388,833	407,152
		3,020,250	3,105,795
Equity
Share capital	20b	2,241,841	2,240,233
Reserves		19,523	30,177
Retained earnings		(153,832)	(173,599)
Equity attributable to owners of the Company		2,107,532	2,096,811
Non-controlling interest		103,501	110,028
		$5,231,283	$5,312,634

HUDBAY MINERALS INC. Condensed Consolidated Interim Statement of Earnings (Unaudited and in thousands of US dollars, except per share amounts)

	Note	Three months ended March 31,
		2024	2023
Revenue	6a	$524,989	$295,219
Cost of sales
Mine operating costs		263,762	161,284
Depreciation and amortization	6b	109,273	67,422
		373,035	228,706
Gross profit		151,954	66,513
Selling and administrative expenses		16,607	9,146
Exploration expenses		12,593	8,242
Other expenses	6c	16,260	4,959
Re-evaluation adjustment - environmental provision	18	(5,269)	(8,240)
Results from operating activities		111,763	52,406
Net interest expense on long term debt	6d	19,208	17,007
Accretion on streaming arrangements	6d	6,176	6,501
Change in fair value of financial instruments	6d	6,954	5,597
Other net finance costs	6d	11,675	5,871
Net finance expense		44,013	34,976
Earnings before tax		67,750	17,430
Tax expense	19	49,215	11,973
Net earnings for the period		$18,535	$5,457

Attributable to:
Owners of the Company		$22,358	$5,457
Non-controlling interest		(3,823)	-
Net earnings for the period		$18,535	$5,457

Net earnings per share
Basic and diluted		$0.05	$0.02

Weighted average number of common shares outstanding:
Basic	21	350,781,240	262,030,805
Diluted	21	350,970,348	262,324,929

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited and in thousands of US dollars)

	Three months ended March 31,
	2024	2023
Net earnings for the period	$18,535	$5,457

Other comprehensive income:
Item that will be reclassified subsequently to net earnings:
Recognized directly in equity:
Net (loss) gain on translation of foreign currency balances	(16,821)	136
	(16,821)	136

Items that will not be reclassified subsequently to net earnings:
Recognized directly in equity:
Gold prepayment revaluation	(15)	15
Tax effect	4	(4)
Remeasurement - actuarial loss (gain)	3,575	(1,245)
Tax effect	19	(270)
	3,583	(1,504)

Other comprehensive loss net of tax, for the period	(13,238)	(1,368)

Attributable to:
Owners of the Company	$11,824	$4,089
Non-controlling interest	(6,527)	-
Total comprehensive income for the period	$5,297	$4,089

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited and in thousands of US dollars)

		Three months ended March 31,
		2024	2023
Cash generated from operating activities:
Net earnings for the period		$18,535	$5,457
Tax expense	19	49,215	11,973
Items not affecting cash:
Depreciation and amortization	6b	109,759	67,752
Share-based compensation expense		5,858	1,195
Net finance expense	6d	44,013	34,976
Amortization of deferred revenue and variable consideration	6a	(23,171)	(15,857)
Pension and other employee benefit payments, net of accruals		3,227	3,074
Amortization of community agreements		3,021	1,610
Re-evaluation adjustment - environmental obligation	18	(5,269)	(8,240)
Decommissioning and restoration payments		(148)	(904)
Other	24a	6,319	(6,470)
Taxes paid		(63,820)	(8,958)
Operating cash flow before change in non-cash working capital		147,539	85,608
Change in non-cash working capital	24b	(7,863)	(14,329)
		139,676	71,279
Cash used in investing activities:
Acquisition of property, plant and equipment		(62,371)	(64,952)
Community agreements		(1,379)	(1,912)
Grants received	11	2,400	-
Net sale of investments		-	53
Change in restricted cash		-	138
Interest received		2,430	1,597
		(58,920)	(65,076)
Cash (used in) generated from financing activities:
Proceeds from revolving credit facility		-	40,000
Repayment of revolving credit facility	16b	(10,000)	-
Interest paid on long-term debt		(903)	-
Financing costs		(5,330)	(3,133)
Lease payments	15	(7,749)	(5,364)
Equipment financing payments		(850)	-
Gold prepayment repayments	14	(21,433)	(6,428)
Net proceeds from exercise of stock options and warrants		1,256	78
Dividends paid	20b	(2,591)	(1,908)
		(47,600)	23,245
Effect of movement in exchange rates on cash		1,435	450
Net increase in cash and cash equivalents		34,591	29,898
Cash and cash equivalents, beginning of the period		249,794	225,665
Cash and cash equivalents, end of the period		$284,385	$255,563

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2023	$1,780,774	$58,503	$(14,759)	$(17,206)	$(235,503)	$1,571,809	$-	$1,571,809
Net earnings	-	-	-	-	5,457	5,457	-	5,457
Other comprehensive income (loss)	-	-	136	(1,504)	-	(1,368)	-	(1,368)
Total comprehensive income (loss)	-	-	136	(1,504)	5,457	4,089	-	4,089
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(1,908)	(1,908)	-	(1,908)
Stock options	-	453	-	-	-	453	-	453
Issuance of shares related to stock options exercised	118	(40)	-	-	-	78	-	78
Total contributions by and distributions to owners	118	413	-	-	(1,908)	(1,377)	-	(1,377)

Balance, March 31, 2023	$1,780,892	$58,916	$(14,623)	$(18,710)	$(231,954)	$1,574,521	$-	$1,574,521
Net earnings	-	-	-	-	60,910	60,910	3,176	64,086
Other comprehensive income (loss)	-	-	9,215	(6,969)	-	2,246	(124)	2,122
Total comprehensive income (loss)	-	-	9,215	(6,969)	60,910	63,156	3,052	66,208
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(2,555)	(2,555)	-	(2,555)
Shares issued on acquisition of Copper Mountain, net of share issuance costs (note 4)	436,499	-	-	-	-	436,499	106,976	543,475
Shares and warrants issued on acquisition of Rockcliff (note 5)	12,503	725	-	-	-	13,228	-	13,228
Flow-through shares issued, net of share issuance costs (note 20b)	10,166	-	-	-	-	10,166	-	10,166
Stock options	-	1,684	-	-	-	1,684	-	1,684
Issuance of shares related to stock options exercised	173	(61)	-	-	-	112	-	112
Total contributions by and distributions to owners	459,341	2,348	-	-	(2,555)	459,134	106,976	566,110

Balance, December 31, 2023	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839

HUDBAY MINERALS INC. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited and in thousands of US dollars)

	Share capital (note 20)	Other capital reserves	Foreign currency translation reserve	Remeasurement reserve	Retained earnings	Total	Non- controlling interest	Total equity
Balance, January 1, 2024	$2,240,233	$61,264	$(5,408)	$(25,679)	$(173,599)	$2,096,811	$110,028	$2,206,839
Net earnings	-	-	-	-	22,358	22,358	(3,823)	18,535
Other comprehensive (loss) income	-	-	(14,117)	3,583	-	(10,534)	(2,704)	(13,238)
Total comprehensive (loss) income	-	-	(14,117)	3,583	22,358	11,824	(6,527)	5,297
Contributions by and distributions to owners:
Dividends (note 20b)	-	-	-	-	(2,591)	(2,591)	-	(2,591)
Stock options	-	223	-	-	-	223	-	223
Issuance of shares related to stock options and warrants exercised	1,608	(343)	-	-	-	1,265	-	1,265
Total contributions by and distributions to owners	1,608	(120)	-	-	(2,591)	(1,103)	-	(1,103)

Balance, March 31, 2024	$2,241,841	$61,144	$(19,525)	$(22,096)	$(153,832)	$2,107,532	$103,501	$2,211,033

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

1. Reporting entity

Hudbay Minerals Inc. ("HMI" or the "Company") is a company existing under the Canada Business Corporations Act. The address of the Company's principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The unaudited condensed consolidated interim financial statements ("financial statements") of the Company for the three months ended March 31, 2024 and 2023 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as "Hudbay").

Wholly owned subsidiaries as at March 31, 2024 included HudBay Peru Inc., HudBay Peru S.A.C. ("Hudbay Peru"), HudBay (BVI) Inc., Hudbay Arizona Inc., Copper World, Inc. ("Copper World") and Mason Resources (US) Inc. ("Mason"). On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. ("Rockcliff") and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation, the Company directly holds a 75% interest in Copper Mountain Mine (BC) Ltd. ("CMBC") and is the direct holder of all of Rockcliff's mineral properties. Mitsubishi Materials Corporation ("MMC"), an arms-length party, owns the remaining 25% interest in CMBC.

Hudbay is a diversified mining company with long-life assets in North and South America. Hudbay's operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Hudbay's operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay's operations in British Columbia (Canada) produce copper with gold and silver by-products. Hudbay has a development pipeline that includes copper development projects in Arizona and Nevada (United States), and a focused growth strategy on exploration, development, operation, and optimization of properties that Hudbay already controls, as well as other mineral assets that Hudbay may acquire that fit the Company's strategic criteria. The Company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

2. Basis of preparation

(a) Statement of compliance:

These interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and do not include all of the information required for full annual financial statements by International Financial Reporting Standards ("IFRS") as issued by the IASB.

These interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2023 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's material accounting policies are presented as note 3 in the Company's audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied in the preparation of these interim financial statements, in addition to the new standard noted below.

The Board of Directors approved these interim financial statements on May 13, 2024.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

(b) Use of judgements and estimates:

The preparation of the interim financial statements in conformity with IFRS requires Hudbay to make judgements, estimates and assumptions, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these judgements, estimates and assumptions. The interim financial statements reflect the judgements and estimates outlined by Hudbay in its audited consolidated financial statements for the year ended December 31, 2023.

3. New standards

New standards and interpretations adopted

Amendment to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. Classification is unaffected by the expectations that the entity will exercise its right to defer settlement of a liability. Lastly, the amendments clarify that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets. The amendments are effective for annual periods beginning on or after January 1, 2024. The amendments have been adopted by the Company and the amendments did not result in any changes to the interim financial statements.

4. Acquisition of Copper Mountain Mining Corporation

On June 20, 2023, Hudbay acquired all of the issued and outstanding common shares of Copper Mountain Mining Inc. (formerly, Copper Mountain Mining Corp., and referred to herein as "Copper Mountain"), as part of a court-approved plan of arrangement. At the time, Copper Mountain held 75% of CMBC, the entity that owns 100% of the Copper Mountain mine. MMC owns the remaining 25% interest in CMBC as a non-controlling interest.

As a result of the acquisition, Hudbay obtained control of Copper Mountain on June 20, 2023.

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination, using the acquisition method of accounting.

Consideration transferred:

The purchase consideration paid by Hudbay was for 100% of the net assets of Copper Mountain and their 100% owned subsidiaries ("100% owned entities") and a 75% ownership in CMBC. The aggregate purchase consideration for the acquired assets, net of the liabilities assumed is as follows:

Equity instruments (84,165,617 common shares of Hudbay)	$436,687
Cash	3,794
Consideration transferred - June 20, 2023	$440,481

The fair value of the common shares issued was based on Hudbay's listed share price of C$6.87 at the June 20, 2023 acquisition date. Immediately prior to the acquisition, Copper Mountain settled its outstanding restricted share units and performance share units through the issuance of shares and settled its stock options for replacement Hudbay options that were immediately settled in cash.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Hudbay incurred acquisition related costs of $6,932 during the year ended December 31, 2023, mainly relating to external legal and advisory fees and due diligence costs, which were recorded in other expense in the consolidated income statements. In addition, Hudbay incurred share issuance costs of $188 and presented these as a deduction from share capital.

Identifiable assets acquired and liabilities assumed:

The fair value of the net assets was determined using a combination of market, income and cost methods. The fair value of the non-controlling interest was then computed at a 25% of the equity interest in CMBC.

The following presents the allocation of the final purchase price, resulting in recognized fair value amounts of identifiable assets acquired and liabilities assumed as follows:

Fair value of net assets acquired / (liabilities) assumed	Final
Cash and cash equivalent	$14,483
Trade and other receivables	19,110
Inventories	47,875
Prepaid expenses	3,096
Other financial assets	8,495
Property, plant and equipment	434,821
Mineral properties	369,000
Inventories - low grade stockpile	6,000
Trade and other payables	(77,111)
Advances from Hudbay	(3,421)
Lease liabilities	(34,617)
Other financial liabilities	(9,550)
Long-term debt	(144,981)
Environmental and other provisions	(12,702)
Deferred tax liabilities	(148,246)
Total fair value of net identifiable assets acquired	$472,252

The fair values of mineral properties, low grade stockpile and other property, plant and equipment have been determined based on an independent valuation, using a combination of market, income and cost methods. In particular, the fair values of the mineral properties and low grade stockpile have been calculated using significant judgements and estimates.

Trade receivables acquired as part of the acquisition have a fair value of $8,764 which is equal to their gross contractual value. Other receivables acquired have a fair value of $10,346 which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.

Hudbay provided advances to Copper Mountain prior to the acquisition date, which have been recorded as a purchaser loan.

Hudbay recognized goodwill as a result of the acquisition as follows:

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Final
Total consideration transferred	$440,481
Non-controlling interest	106,976
Less: value of net identifiable assets acquired	(472,252)
Goodwill upon acquisition at June 20, 2023	$75,205

The goodwill balance arose from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair values of the assets acquired and liabilities assumed and their tax bases. None of the goodwill recognized is expected to be deductible for income tax purposes.

The results of operations have been consolidated with those of the Company from the date of acquisition and included in the British Columbia operating segment.

5. Acquisition of Rockcliff Metals Corporation

On September 14, 2023, Hudbay acquired all of the issued and outstanding common shares of Rockcliff, as part of a court-approved plan of arrangement. In doing so, Hudbay obtained control of Rockcliff on September 14, 2023.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Talbot exploration property and therefore accounted for the transaction as an asset acquisition.

The purchase consideration paid was 2,675,324 Hudbay common shares and 517,460 Hudbay warrants. For asset acquisitions settled with equity, entities are required to record the net assets acquired based on the fair value of the assets received in exchange for the equity issued, unless that fair value cannot be estimated reliably. Hudbay incurred acquisition related costs of $518 during the third quarter of 2023, mainly relating to external legal and advisory fees and due diligence costs, which were capitalized and included as a cost of acquiring the net assets.

The fair value of the net assets acquired was determined using a combination of income and cost methods. In particular, the fair values of the exploration property have been calculated using significant judgements and estimates. The following presents the fair value amounts of identifiable assets acquired and liabilities assumed:

Fair value of net assets acquired / (liabilities) assumed
Cash and cash equivalents	$270
Accounts receivable and prepaid expenses	98
Property, plant & equipment	33
Exploration property	14,198
Accounts payable and accrued liabilities	(305)
Advance from Hudbay	(548)
Total fair value of net identifiable assets acquired	$13,746

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

6. Revenue and expenses

(a) Revenue

Hudbay's revenue by significant product types:

	Three months ended March 31,
	2024	2023
Copper	$285,156	$164,242
Gold	178,130	74,926
Zinc	14,931	19,842
Silver	12,168	6,301
Molybdenum	18,195	18,962
Other	-	239
Revenue from contracts	508,580	284,512
Non-cash streaming arrangement items [1]
Amortization of deferred revenue - gold	16,448	5,392
Amortization of deferred revenue - silver	10,572	5,580
Amortization of deferred revenue - variable consideration adjustments - prior periods	(3,849)	4,885
	23,171	15,857
Pricing and volume adjustments [2]	20,902	13,345
	552,653	313,714
Treatment and refining charges	(27,664)	(18,495)
	$524,989	$295,219

1 See note 17.

2 Pricing and volume adjustments represent mark-to-market adjustments on initial estimate of provisionally priced sales, realized and unrealized changes to fair value of quotational pricing hedge derivative contracts and adjustments to originally invoiced weights and assays.

Consideration from the Company's stream agreements is considered variable (note 17). Gold and silver stream revenue can be subject to cumulative adjustments when the amount of precious metals to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a variable consideration adjustment was made for all prior year stream revenues since the stream agreement inception date. This variable consideration adjustment for the three months ended March 31, 2024 resulted in a decrease of revenue of $3,849 (March 31, 2023 - increase of revenue of $4,885).

      (b) Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the condensed consolidated interim statements of earnings as follows:

	Three months ended March 31,
	2024	2023
Cost of sales	$109,273	$67,422
Selling and administrative expenses	486	330
	$109,759	$67,752

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

      (c)  Other expenses

	Three months ended March 31,
	2024	2023
Regional costs	$1,487	$1,069
Write-down/loss on disposal of PP&E	9,045	69
Amortization of community costs (other assets)	1,757	340
Restructuring	943	-
Care & maintenance - Manitoba	3,129	3,995
Evaluation costs	588	91
Reduction of obligation to renounce flow-through expenditures	(675)	-
Option agreement proceeds	(363)	-
Other	349	(605)
	$16,260	$4,959

The Arizona business unit held an option to acquire water rights and land, which expired during the first quarter of 2024 without being extended or exercised. The previously capitalized cost to maintain the option, net of accrued interest, of $8,133 is presented as part of write-down of PP&E.

On March 7, 2024, Hudbay and Marubeni Corporation executed an option agreement whereby Marubeni will fund certain minimum annual exploration expenditures for agreed upon properties. During the first quarter of 2024, proceeds of $363 were received and recorded as other income.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

      (d)  Net finance expense

	Three months ended March 31,
	2024	2023
Net interest expense on long-term debt
Net interest expense on long-term debt	$19,208	$17,007
Accretion on streaming arrangements (note 17)
Additions	6,000	6,597
Variable consideration adjustments - prior periods	176	(96)
	6,176	6,501
Change in fair value of financial instruments
Gold prepayment liability (note 14)	3,462	6,097
Net unrealized loss on non-quotational pricing hedges	3,328	-
Investments	164	(500)
	6,954	5,597
Other net finance costs
Net foreign exchange loss	4,827	306
Accretion on community agreements measured at amortized cost	959	763
Accretion on environmental provisions	2,676	2,404
Accretion on Wheaton refund liability	150	139
Withholding taxes	923	1,405
Loss on disposal of investments	-	652
Other finance expense	4,590	1,730
Interest income	(2,450)	(1,528)
	11,675	5,871
Net finance expense	$44,013	$34,976

Other finance expense relates primarily to standby fees on Hudbay's revolving credit facilities and leases.

Commencing in the first quarter of 2024, Hudbay has entered into copper forward sale, copper costless collars and gold costless collars which are non-quotational pricing ("QP") contracts (note 22b). Subsequent movements in the fair value of non-QP contracts are recognized in change in fair value of financial instruments in the condensed consolidated interim statements of earnings.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

7. Trade and other receivables

	Mar. 31, 2024	Dec. 31, 2023
Current
Trade receivables	$150,282	$169,806
Statutory receivables	42,798	27,215
Other receivables	4,652	6,408
	197,732	203,429
Non-current
Taxes receivable	12,010	12,157
	$209,742	$215,586

8. Inventories

	Mar. 31, 2024	Dec. 31, 2023
Current
Stockpile	$56,284	$52,454
Finished goods	48,904	61,266
Materials and supplies	96,777	93,614
	201,965	207,334
Non-current
Stockpile	1,577	9,591
Low grade stockpile[1]	5,867	5,875
Materials and supplies	8,877	8,984
	16,321	24,450
	$218,286	$231,784

1Stockpile of inventory that is not expected to be processed until the end of the Copper Mountain mine life.

The cost of inventories recognized as an expense, including depreciation, and included in cost of sales amounted to $328,502 for the three months ended March 31, 2024 (three months ended March 31, 2023 - $204,910).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

9. Other financial assets

	Mar. 31, 2024	Dec. 31, 2023
Current
Derivative assets	$520	$1,416
Guaranteed investment certificates	622	722
Restricted cash	536	1,964
	1,678	4,102

Non-current
Investments at fair value through profit or loss	6,137	6,452
Guaranteed investment certificates	709	637
	6,846	7,089
	$8,524	$11,191

10. Intangibles and other assets

Intangibles and other assets of $50,780 (December 31, 2023 - $52,453) includes $47,063 of other assets (December 31, 2023 - $48,428) and $3,717 of intangibles (December 31, 2023 - $4,025).

Other assets represent the carrying value of certain future community costs that relate to original agreements with communities for the Constancia operation which allow Hudbay to extract minerals over the useful life of the Peru operation. The liability remaining for these costs is recorded in agreements with communities recorded at amortized cost (note 13). Amortization of the carrying amount is recorded in the condensed consolidated interim income statements within other expenses (note 6c) or exploration expense, depending on the nature of the agreement.

Intangibles mainly represent computer software costs.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

11. Property, plant and equipment

Mar. 31, 2024	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$98,617	$-	$98,617
Capital works in progress	819,995	-	819,995
Mining properties	2,497,275	(1,133,789)	1,363,486
Plant and equipment	3,219,375	(1,384,349)	1,835,026
Plant and equipment-ROU Assets[1]	261,002	(146,590)	114,412
	$6,896,264	$(2,664,728)	$4,231,536

Dec. 31, 2023	Cost	Accumulated depreciation and amortization	Carrying amount
Exploration and evaluation assets	$96,901	$-	$96,901
Capital works in progress	804,020	-	804,020
Mining properties	2,481,118	(1,093,839)	1,387,279
Plant and equipment	3,262,854	(1,345,604)	1,917,250
Plant and equipment - ROU Assets[1]	253,344	(142,788)	110,556
	$6,898,237	$(2,582,231)	$4,316,006

1 Includes $4,492 of capital works in progress - ROU assets (cost) that relate to the Arizona segment (December 31, 2023 - $4,800 related to the Arizona segment).

During the first quarter of 2024, Hudbay received a grant of $2,400 from the Environment and Climate Change Canada related to the purchase of an electric mining shovel in the third quarter of 2023. The carrying amount of the shovel has been deducted by the amount of the grant received. The grant will be recognized in profit or loss over the life of the shovel as a reduced depreciation expense. There were no significant unfulfilled conditions attached to the grant.

12. Other liabilities

	Mar. 31, 2024	Dec. 31, 2023

Unearned revenue	$304	$616
Environmental and other provisions (note 18)	26,333	22,292
Pension liability	4,256	3,284
Other employee benefits	3,792	3,843
	$34,685	$30,035

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

13. Other financial liabilities

	Mar. 31, 2024	Dec. 31, 2023
Current
Derivative liabilities	$12,030	$11,811
Equipment financing	4,663	3,300
Deferred Rosemont acquisition consideration	9,855	9,713
Agreements with communities recorded at amortized cost	17,227	17,411
	43,775	42,235

Non-current
Equipment financing	11,321	7,499
Agreements with communities recorded at amortized cost	40,702	37,568
Wheaton refund liability	6,812	6,653
	58,835	51,720
	$102,610	$93,955

Agreements with communities recorded at amortized cost relate to agreements with communities near the Constancia operation which allow Hudbay to extract minerals over the useful life of the Constancia operation, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region.

As part of the streaming agreement for the 777 mine, Hudbay must repay, with precious metals credits, the stream deposit by August 1, 2052, the expiry date of the agreement. If the stream deposit is not fully repaid with precious metals credits from 777 production by the expiry date, a payment for the remaining amount will be due at the expiry date of the agreement. As the 777 mine has concluded all mining activities following the depletion of reserves and finalized the sales of produced concentrate, Hudbay concluded that the remaining stream deposit will not be repaid by means of precious metals credits from 777 production. The repayment amount is recorded as a Wheaton refund liability, which is and will be discounted at the 9.0% rate inherent in the original 777 stream agreement and accreted over the remaining term of the agreement.

14. Gold prepayment liability

        Gold prepayment liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2024	Dec. 31, 2023
Current	$37,945	$55,901

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

The following table summarizes changes in the gold prepayment liability:

Balance, January 1, 2023	$71,208
Change in fair value recorded in income statement	11,223
Change in fair value recorded in other comprehensive income	192
Repayments	(26,722)
Balance, December 31, 2023	$55,901
Change in fair value recorded in income statement (note 6d)	3,462
Change in fair value recorded in other comprehensive income	15
Repayments	(21,433)
Balance, March 31, 2024	$37,945

During the first quarter of 2023, Hudbay renegotiated its agreements with various financial institutions and deferred eight months of scheduled gold deliveries. Monthly deliveries of the outstanding gold ounces under the new agreements have resumed in October 2023 and will continue until August 2024.

15. Lease liabilities

Balance, January 1, 2023	$61,019
Acquired through the acquisition of Copper Mountain	34,617
Additional capitalized leases	21,401
Lease payments	(25,216)
Derecognized leases	(685)
Accretion and other movements	(801)
Balance, December 31, 2023	$90,335
Additional capitalized leases	7,849
Lease payments	(7,749)
Derecognized leases	(12)
Accretion and other movements	1,733
Balance, March 31, 2024	$92,156

Lease liabilities are reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2024	Dec. 31, 2023
Current	$31,920	$28,902
Non-current	60,236	61,433
	$92,156	$90,335

Hudbay has entered into leases which expire between 2024 and 2037. The interest rates on leases which were capitalized have interest rates between 2.39% and 8.49%, per annum. The range of interest rates utilized for discounting varies depending mostly on the Hudbay entity acting as lessee and duration of the lease. For certain leases, Hudbay has the option to purchase the equipment and vehicles leased at the end of the terms of the leases. Hudbay's obligations under these leases are secured by the lessor's title to the leased assets. The present value of applicable lease payments has been recognized as an ROU asset, which was included as a non-cash addition to property, plant and equipment, and a corresponding amount as a lease liability.

There are no restrictions placed on Hudbay by entering into these leases.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

The following outlines expenses recognized within the Company's condensed consolidated interim statements of earnings, relating to leases for which a recognition exemption was applied.

	Three months ended March 31,
	2024	2023
Short-term leases	$890	$1,175
Low value leases	98	112
Variable leases	6,490	6,394
Total	$7,478	$7,681

Payments made for short-term, low value and variable leases would mostly be captured as expenses in the condensed consolidated interim statements of earnings, however, certain amounts may be capitalized to PP&E for the Arizona segment during its development phase and certain amounts may be reported in inventories given the timing of sales. Variable payment leases include equipment used for heavy civil works at Constancia.

16. Long-term debt

Long-term debt is comprised of the following:

	Mar. 31, 2024	Dec. 31, 2023
Senior unsecured notes (a)	$1,191,220	$1,190,586
Senior secured revolving credit facilities (b)	87,367	96,950
	$1,278,587	$1,287,536

(a) Senior unsecured notes

Balance, January 1, 2023	$1,188,132
Accretion of transaction costs and premiums	2,454
Balance, December 31, 2023	$1,190,586
Accretion of transaction costs and premiums	634
Balance, March 31, 2024	$1,191,220

As at March 31, 2024, $1,200,000 aggregate principal amount of senior notes were outstanding in two series: (i) a series of 4.50% senior notes due 2026 in an aggregate principal amount of $600,000 and (ii) a series of 6.125% senior notes due 2029 in an aggregate principal amount of $600,000.

The senior notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries, other than HudBay (BVI) Inc. and certain excluded or unrestricted subsidiaries, which includes CMBC (the Company's 75% owned subsidiary that owns the Copper Mountain mine), and subsidiaries that hold the Copper World and Mason projects as well as any newly formed or acquired subsidiaries that primarily hold or may develop non-producing mineral assets that are in the pre-construction phase of development.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

(b) Senior secured revolving credit facilities

Balance, January 1, 2023 [1]	$(3,970)
Proceeds from drawdown, net of repayments	100,000
Accretion of transaction costs	1,627
Transaction costs	(707)
Balance, December 31, 2023	$96,950
Repayments	(10,000)
Accretion of transaction costs	485
Transaction costs	(68)
Balance, March 31, 2024	$87,367

1 Balance, representing deferred transaction costs, is in an asset position.

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million and substantially similar terms and conditions for its Canadian and Peruvian businesses. Hudbay's revolving credit facilities are secured against substantially all of the Company's assets, other than those associated with the Copper World and Mason projects.

During the three months ended March 31, 2024, Hudbay repaid $10,000 under its Canadian revolving credit facility.

At March 31, 2024, we had $90,000 of debt outstanding under our Peruvian revolving credit facilities. The Company may repay any borrowings under the revolving credit facility at any time without premium or penalty.

As at March 31, 2024, the Peru segment had nil in letters of credit issued under the Peru revolving credit facility to support its reclamation obligations and the Manitoba segment had $25,518 in letters of credit issued under the Canadian revolving credit facility to support its reclamation and pension obligations. As at March 31, 2024, we were in compliance with our covenants under the revolving credit facilities.

Surety bonds

The Arizona segment had $8,666 in surety bonds issued to support future reclamation and closure obligations. No cash collateral is required to be posted under these surety bonds.

The British Columbia segment had $45,509 in surety bonds issued to support future reclamation and closure obligations and $4,893 in surety bonds with BC Hydro in relation to the BC Hydro transmission system at the Copper Mountain Mine. No cash collateral is required to be posted under these surety bonds.

Other letters of credit

The Peru segment had $126,094 in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. No cash collateral is required to be posted under these letters of credit.

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. As at March 31, 2024, the Manitoba segment had $55,296 in letters of credit issued under the LC Facility to support its reclamation and pension obligations.

17. Deferred revenue

Peru Stream Agreement

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

For the three months ended March 31, 2024, the drawdown rates for the Peru stream agreement for gold and silver were $817 and $14.56 per ounce, respectively (year ended December 31, 2023 - $820 and $15.26 per ounce, respectively).

The following table summarizes changes in deferred revenue:

Balance, January 1, 2023	$469,538
Amortization of deferred revenue
Liability drawdown	(72,424)
Variable consideration adjustments - prior periods	(4,885)
Accretion on streaming arrangements
Current year additions	26,387
Variable consideration adjustments - prior periods	(96)
Balance, December 31, 2023	$418,520
Amortization of deferred revenue (note 6a)
Liability drawdown	(27,020)
Variable consideration adjustments - prior periods	3,849
Accretion on streaming arrangements (note 6d)
Current year-to-date additions	6,000
Variable consideration adjustments - prior periods	176
Balance, March 31, 2024	$401,525

Consideration from the Company's stream agreement is considered variable. Gold and silver stream revenue can be subject to cumulative adjustments when the number of ounces to be delivered under the contract changes. As a result of changes in the Company's mineral reserve and resource estimate in the first quarter of 2024, the amortization rate by which deferred revenue is drawn down into income was adjusted and, as required, a current period variable adjustment was made for all prior period stream revenues since the stream agreement inception date. This variable consideration adjustment resulted in a decrease in revenue of $3,849 and an increase of finance expense of $176 for the three months ended March 31, 2024 (December 31, 2023 - increase in revenue of $4,885 and a decrease of finance expense of $96).

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

	Mar. 31, 2024	Dec. 31, 2023
Current	$72,383	$87,672
Non-current	329,142	330,848
	$401,525	$418,520

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

18. Environmental and other provisions

Reflected in the condensed consolidated interim balance sheets as follows:

Mar. 31, 2024	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$2,630	$11,364	$2,835	$1,438	$8,066	$26,333
Non-current	298,407	-	1,569	1,366	-	301,342
	$301,037	$11,364	$4,404	$2,804	$8,066	$327,675

Dec. 31, 2023	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Performance share units	Other [1]	Total
Current (note 12)	$1,370	$8,660	$2,147	$727	$9,388	$22,292
Non-current	313,971	-	2,941	1,853	3,147	321,912
	$315,341	$8,660	$5,088	$2,580	$12,535	$344,204

1 Relates primarily to flow-through share premiums, restructuring costs and other non-capital provisions.

Decommissioning and restoration obligation ("DRO") are remeasured at each reporting date to reflect changes in discount rates, exchange rates, and timing and extent of cash outflows which can significantly affect the liabilities. This provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the first quarter of 2024, the Company recorded a non-cash gain of $5,269 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision. The current quarter was impacted by an increase in long term, risk-free discount rates based on changes in Canadian bond yields, slightly offset by an increase in inflation rates. Typically, an operating location will reflect any revaluation adjustments to the environmental reclamation provision against its reclamation assets. However, as the Flin Flon operations closed in June 2022, the corresponding Flin Flon assets have been fully depreciated and cannot be reduced below residual value resulting in the remaining impact being recorded as a gain in the condensed consolidated interim income statements.

As at March 31, 2024, decommissioning, restoration and similar liabilities have been discounted to their present value at rates ranging from 3.34% to 5.19% per annum (December 31, 2023 - 3.01% to 4.86%), using pre-tax, risk-free interest rates that reflect the estimated maturity of each specific liability.

During the first quarter of 2023, the Company recorded a non-cash gain of $8,240 in the condensed consolidated interim income statements mainly related to a revaluation adjustment to the Flin Flon operation's environmental reclamation provision.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

19. Income and mining taxes

    The tax expense is applicable as follows:

	Three months ended March 31,
	2024	2023
Current:
Income tax expense	$35,397	$10,765
Mining tax expense	12,753	6,357
Adjustments in respect of prior years	(112)	-
	48,038	17,122
Deferred:
Income tax expense (recovery) - origination, revaluation and/or reversal of temporary differences	3,254	(3,722)
Mining tax recovery - origination, revaluation and/or reversal of temporary difference	(2,264)	(1,999)
Adjustments in respect of prior years	187	572
	1,177	(5,149)
	$49,215	$11,973

Adjustments in respect of prior years refers to amounts changing due to the filing of tax returns and assessments from government authorities as well as any change identified that would result in a difference to our current or deferred tax balances as reported in the prior fiscal year end.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

20. Share capital

(a) Preference shares:

Authorized: Unlimited preference shares without par value.

Issued and fully paid: Nil.

(b) Common shares:

Authorized: Unlimited common shares without par value.

Issued and fully paid:

	Three months ended March 31, 2024		Year ended Dec. 31, 2023
	Common shares	Amount	Common shares	Amount
Balance, beginning of year	350,728,536	$2,240,233	262,019,857	$1,780,774
Exercise of options	181,504	1,128	67,145	291
Exercise of warrants	88,088	480	-	-
Shares issued on acquisition of Copper Mountain, net of share issuance costs	-	-	84,165,617	436,499
Shares issued on acquisition of Rockcliff	-	-	2,675,324	12,503
Flow through shares, net of share issuance costs	-	-	1,960,000	10,166
Cancelled shares	-	-	(159,407)	-
Balance, end of period	350,998,128	$2,241,841	350,728,536	$2,240,233

During the three months ended March 31, 2024, the Company declared a dividend of C$0.01 per share. The Company paid $2,591 in dividends on March 22, 2024 to shareholders of record as of March 5, 2024.

During the year ended December 31, 2023, the Company declared two semi-annual dividends of C$0.01 per share. The Company paid $1,908 and $2,555 in dividends on March 24, 2023 and September 22, 2023 to shareholders of record as of March 7, 2023 and September 1, 2023.

During the year ended December 31, 2023, the Company completed a Canadian Development Expense and Canadian Exploration Expense flow-through financing. The Company issued 1,960,000 common shares for proceeds, net of transaction costs, of $14,424. The implied premium on the flow-through shares of $4,258 was recorded as a flow-through share liability. At March 31, 2024, the Company has incurred $1,880 in qualifying expenditures related to this flow-through financing. The flow-through share liability will be recognized in earnings as eligible expenditures are made.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

(c) Equity-settled share-based compensation - stock options:

The Company's stock option plan was approved in June 2005 and amended in May 2008 (the "Plan"). Under the amended Plan, the Company may grant to employees, officers, directors or consultants of the Company or its affiliates options to purchase up to a maximum of 13 million common shares of Hudbay. The Company has determined that the appropriate accounting treatment is to classify the stock options as equity settled transactions.

The following table outlines the changes in the number of stock options outstanding:

	Mar. 31, 2024		Dec. 31, 2023
	Number of shares subject to option	Weighted- average exercise price C$	Number of shares subject to option	Weighted average exercise price C$
Balance, beginning of year	2,182,970	$7.23	1,528,760	$7.38
Number of units granted	902,874	$7.50	801,661	$6.75
Exercised	(181,504)	$4.76	(67,145)	$3.79
Forfeited	(36,024)	$7.92	(80,306)	$8.33
Expired	(12,087)	$10.24	-	$-
Balance, end of period	2,856,229	$7.45	2,182,970	$7.23

The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation of these options:

For options granted during the period	Mar. 31, 2024	Dec. 31, 2023
Weighted average share price at grant date (CAD)	$7.50	$6.75
Risk-free rate	3.49%	3.40%
Expected dividend yield	0.3%	0.3%
Expected stock price volatility (based on historical volatility)	51.4%	56.0%
Expected life of option (months)	84	84
Weighted average per share fair value of stock options granted (CAD)	$4.11	$3.90

The following table outlines stock options outstanding and exercisable:

Mar. 31, 2024
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $5.90	445,854	2.9	$3.76	445,854	$3.76
$5.91 - $6.75	722,206	5.9	$6.75	217,750	$6.75
$6.76 - $8.76	905,748	6.9	$7.50	-	$-
$8.77 - $10.17	448,036	4.9	$9.92	298,594	$9.92
$10.18 - $10.42	334,385	3.9	$10.42	334,385	$10.42

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Dec. 31, 2023
Range of exercise prices C$	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price C$	Number of options exercisable	Weighted average share price at exercise date C$
$3.76 - $4.82	568,801	3.15	$3.76	568,801	$3.76
$5.91 - $6.75	779,959	6.17	$6.75	-	$-
$6.76 - $10.17	488,340	5.17	$9.76	174,989	$9.57
$10.18 - $10.42	345,870	4.15	$10.42	230,514	$10.42

Hudbay estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

21. Earnings per share

	Three months ended March 31,
	2024	2023
Weighted average common shares outstanding
Basic	350,781,240	262,030,805
Plus net incremental shares from:
Assumed conversion: stock options	167,472	294,124
Assumed conversion: warrants	21,636	-
Diluted weighted average common shares outstanding	350,970,348	262,324,929

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

22. Financial instruments

(a) Fair value and carrying value of financial instruments:

The following presents the fair value ("FV") and carrying value ("CV") of Hudbay's financial instruments and non-financial derivatives:

	Mar. 31, 2024		Dec. 31, 2023
	FV	CV	FV	CV
Financial assets at amortized cost
Cash and cash equivalents[1]	$284,385	$284,385	$249,794	$249,794
Guaranteed investment certificates[1]	1,331	1,331	1,359	1,359
Restricted cash[1]	536	536	1,964	1,964
Fair value through profit or loss
Trade and other receivables[2,3]	154,934	154,934	176,214	176,214
Non-hedge derivative assets [4]	520	520	1,416	1,416
Investments [5]	6,137	6,137	6,452	6,452
Total financial assets	$447,843	$447,843	$437,199	$437,199
Financial liabilities at amortized cost
Trade and other payables1, [2]	222,202	222,202	219,304	219,304
Deferred Rosemont acquisition consideration [8]	9,855	9,855	9,713	9,713
Agreements with communities [6]	55,723	57,929	53,459	54,979
Wheaton refund liability[10]	10,604	6,812	10,346	6,653
Senior unsecured notes [7]	1,174,692	1,191,220	1,176,312	1,190,586
Senior secured revolving credit facilities[11]	87,367	87,367	96,950	96,950
Fair value through profit or loss
Gold prepayment liability [9]	37,945	37,945	55,901	55,901
Non-hedge derivative liabilities [4]	12,030	12,030	11,811	11,811
Total financial liabilities	$1,610,418	$1,625,360	$1,633,796	$1,645,897

1 Cash and cash equivalents, guaranteed investment certificates, restricted cash, trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2 Excludes tax and other statutory amounts.

3 Trade and other receivables contain receivables including provisionally priced receivables classified as FVTPL and various other items at amortized cost. The fair value of provisionally priced receivables is determined using forward metals prices (level 2).

4 Derivatives are carried at their fair value, which is determined based on observable forward market commodity prices corresponding to the maturity of the contract (level 2),

5 All investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares.

6 These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 13). Fair values have been determined using an applicable credit-risk adjusted discounted rate and foreign exchange rates (level 3).

7 Fair value of the senior unsecured notes (note 16a) has been determined using an applicable credit-risk adjusted discount rate (level 3).

8 Discounted value based on a risk adjusted discount rate.

9 The gold prepayment liability (note 14) is designated as fair value through profit or loss under the fair value option. Fair value is determined using observable gold forward prices corresponding to the delivery of gold ounces in the contract along with an estimate of credit-risk for similar instruments (level 3). Gains and losses related to the Company's own credit-risk have been recorded at fair value through other comprehensive income. The fair value adjustment recorded in other comprehensive income for the three months ended March 31, 2024 was a loss of $15 (year ended December 31, 2023 was a loss of $192).

10 Discounted value based on a market rate at inception of the applicable Wheaton contract for carrying value (note 13) and fair value using an applicable credit-risk adjusted discount rate (level 3).

11 Fair value of the senior secured revolving credit facility is valued using an applicable credit adjusted discount rate (level 3).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition as well as financial instruments not measured at fair value but for which a fair value is disclosed. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

- Level 1: Quoted prices in active markets for identical assets or liabilities;

- Level 2: Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and,

- Level 3: Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2024	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$520	$-	$520
Investments	6,137	-	-	6,137
	$6,137	$520	$-	$6,657
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$12,030	$-	$12,030
Gold prepayment liability	-	37,945	-	37,945
Financial liabilities at amortized cost:
Agreements with communities	-	-	55,723	55,723
Wheaton refund liability	-	-	10,604	10,604
Senior secured revolving credit facilities	-	-	87,367	87,367
Senior unsecured notes	1,174,692	-	-	1,174,692
	$1,174,692	$49,975	$153,694	$1,378,361

December 31, 2023	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL:
Non-hedge derivatives	$-	$1,416	$-	$1,416
Investments	6,452	-	-	6,452
	$6,452	$1,416	$-	$7,868
Financial liabilities at FVTPL:
Non-hedge derivatives	$-	$11,811	$-	$11,811
Gold prepayment liability	-	55,901	-	55,901
Financial liabilities at amortized cost:
Agreements with communities	-	-	53,459	53,459
Wheaton refund liability	-	-	10,346	10,346
Senior secured revolving credit facilities	-	-	96,950	96,950
Senior unsecured notes	1,176,312	-	-	1,176,312
	$1,176,312	$67,712	$160,755	$1,404,779

The Company's policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2024 and year ended December 31, 2023, Hudbay did not make any such transfers.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Valuation techniques used for instruments categorized in Levels 2 and 3 are consistent with the year ended December 31, 2023.

(b) Derivatives and hedging:

Copper fixed for floating swaps

Hudbay enters into copper fixed for floating swaps in order to manage the risk associated with provisional pricing terms in copper concentrate sales agreements. As at March 31, 2024, Hudbay had 83.6 million pounds of net copper swaps outstanding at an effective average price of $3.91/lb and settling from April to July 2024. As at December 31, 2023, Hudbay had 90.6 million pounds of net copper swaps outstanding at an effective average price of $3.74/lb and settling from January to May 2024. The aggregate fair value of the transactions at March 31, 2024 was a liability of $8,607 (December 31, 2023 - a liability position of $9,515).

Zinc fixed for floating swaps

Hudbay enters into zinc fixed for floating swaps in order to manage the risk associated with provisional pricing terms in zinc concentrate sales agreements. As at March 31, 2024, Hudbay had 9.2 million pounds of net zinc swaps outstanding at an effective average price of $1.14/lb and settling in May 2024. As at December 31, 2023, Hudbay had 13.9 million pounds of net zinc swaps outstanding at an effective average price of $1.14/lb and settling from January to March 2024. The aggregate fair value of the transactions at March 31, 2024 was an asset of $423 (December 31, 2023 - a liability position of $945).

Copper forward sales

As at March 31, 2024, Hudbay had 15.9 million pounds of copper forwards outstanding at an effective average price of $3.95/lb and settling from May 2024 to April 2025. As of December 31, 2023, Hudbay had 7.9 million pounds of copper forwards outstanding at an effective average price of $3.93/lb and settling from May 2024 to April 2025. The aggregate fair value of the transactions at March 31, 2024 was a liability of $1,752 (December 31, 2023 - an asset position of $65).

Copper costless collars

At at March 31, 2024, Hudbay had 19.8 million pounds of copper collars outstanding settling from May 2024 to April 2025 at an average floor price of $3.88/lb and an average cap price of $4.14/lb. As at December 31, 2023, Hudbay had 13.2 million pounds of copper collars outstanding settling from May 2024 to April 2025 at an average floor price of $3.83/lb and an average cap price of $4.03/lb. The aggregate fair value of the position at March 31, 2024 was a liability of $1,122 (December 31, 2023 - nil).

Gold costless collars

During the first quarter of 2024, Hudbay entered into zero-cost collar program for 4,000 ounces of gold production per month over the period of April 2024 to December 2024 at an average floor price of $2,088/oz and an average cap price of $2,458/oz. As at March 31, 2024, 36,000 ounces of gold collars were unsettled (December 31, 2023 - nil). The aggregate fair value of the position at March 31, 2024 was a liability of $452 (December 31, 2023 - nil).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

(c) Provisionally priced receivables

Changes in fair value of provisionally priced receivables

Hudbay records changes in fair value of provisionally priced receivables related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotation period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Changes in fair value of provisionally priced receivables are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked-to-market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in revenue for sales contracts and in inventory or cost of sales for purchase concentrate contracts. Cash flows related to changes in fair value of provisionally priced receivables are classified in operating activities.

As at March 31, 2024 and December 31, 2023, Hudbay's net position consisted of contracts awaiting final pricing are as indicated below:

Metal in concentrate		Sales awaiting final pricing		Average YTD price ($/unit)
	Unit	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023
Copper	pounds (in thousands)	94,483	111,069	4.01	3.87
Gold	troy ounces	45,707	50,563	2,224	2,072
Silver	troy ounces	176,157	205,579	24.89	23.94
Zinc	pounds (in thousands)	5,711	16,416	1.09	1.20

The aggregate fair value of provisionally priced receivables within the copper and zinc concentrate at March 31, 2024, was an asset position of $25,159 (December 31, 2023 - an asset position of $22,635).

(d) Other financial liabilities

Gold prepayment liability

The gold prepayment liability (note 14) requires settlement by physical delivery of gold ounces or equivalent gold credits. The fair value of the financial liability at March 31, 2024 was $37,945 (December 31, 2023 - a liability of $55,901).

23. Commitments

Capital commitments

As at March 31, 2024, Hudbay had outstanding capital commitments in Manitoba of approximately $11,422 of which $7,500 can be terminated, approximately $9,863 in British Columbia, all of which can be terminated, approximately $66,469 in Peru, all of which can be terminated, and approximately $34,718 in Arizona, primarily related to the Copper World Complex, of which none can be terminated.

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

24. Supplementary cash flow information

(a) Other operating activities:

	Three months ended March 31,
	2024	2023
Share-based compensation paid	$(2,524)	$(5,817)
Write-down/loss on disposal of PP&E	9,045	69
Restructuring paid	(207)	(575)
Other	5	(147)
	$6,319	$(6,470)

(b) Change in non-cash working capital:

	Three months ended March 31,
	2024	2023
Change in:
Trade and other receivables	$3,928	$9,780
Other financial assets/liabilities	(242)	(10,531)
Inventories	5,668	(19,290)
Prepaid expenses	(7,979)	766
Trade and other payables	(13,254)	(18,934)
Provisions and other liabilities	4,016	23,880
	$(7,863)	$(14,329)

(c) Non-cash transactions:

During the three months ended March 31, 2024 and 2023, Hudbay entered into the following non-cash investing and financing activities which are not reflected in the condensed consolidated interim statements  of cash flows:

- Remeasurement of Hudbay's decommissioning and restoration liabilities led to a net decrease in related property, plant and equipment assets of $5,932 (March 31, 2023 - a net increase of $6,112), mainly related to changes to real discount rates associated with remeasurement of the liabilities.

- Property, plant and equipment included $7,849 (March 31, 2023 - $560) of capital additions related to the recognition of ROU assets and $7,341 (March 31, 2023 - nil) of capital additions related to the recognition of property, plant and equipment that has been financed. Property, plant and equipment and other assets include $1,845 of capital additions related to agreements with communities (March 31, 2023 - nil).

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

25. Segmented information

Hudbay has the following reportable segments identified by the individual mining operations of Manitoba, British Columbia, Peru, as well as Arizona which holds our Copper World project. Corporate and other activities are not considered an operating segment and are included as a reconciliation to total consolidated results. No results for the British Columbia segment are reflected in the prior period comparative figures as Copper Mountain acquisition closed on June 20, 2023. Corporate and other activities include the Company's exploration activities in Chile, Canada and the State of Nevada. These exploration entities are not individually significant, as they do not meet the minimum quantitative thresholds for standalone segment disclosure.

Three months ended March 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Revenue from external customers	$287,906	$169,236	$67,847	$-	$-	$524,989
Cost of sales
Mine operating costs	128,827	78,023	56,912	-	-	263,762
Depreciation and amortization	71,030	26,594	11,649	-	-	109,273
Gross profit (loss)	88,049	64,619	(714)	-	-	151,954
Selling and administrative expenses	-	-	-	-	16,607	16,607
Exploration expenses	2,192	8,456	353	-	1,592	12,593
Other expenses	3,206	3,205	1,142	8,246	461	16,260
Re-evaluation adjustment - environmental provision	-	(5,269)	-	-	-	(5,269)
Results from operating activities	$82,651	$58,227	$(2,209)	$(8,246)	$(18,660)	$111,763
Net interest expense on long term debt						19,208
Accretion on streaming arrangements						6,176
Change in fair value of financial instruments						6,954
Other net finance costs						11,675
Earnings before tax						67,750
Tax expense						49,215
Net earnings for the period						$18,535

HUDBAY MINERALS INC. Notes to Unaudited Condensed Consolidated Interim Financial Statements (in thousands of US dollars, except where otherwise noted) For the three months ended March 31, 2024 and 2023

Three months ended March 31, 2023
	Peru	Manitoba	Arizona	Corporate and other activities	Total
Revenue from external customers	$186,802	$108,417	$-	$-	$295,219
Cost of sales
Mine operating costs	91,386	69,898	-	-	161,284
Depreciation and amortization	41,960	25,462	-	-	67,422
Gross profit	53,456	13,057	-	-	66,513
Selling and administrative expenses	-	-	-	9,146	9,146
Exploration expenses	3,509	4,578	-	155	8,242
Other expenses	1,221	3,549	175	14	4,959
Re-evaluation adjustment - environmental provision	-	(8,240)	-	-	(8,240)
Results from operating activities	$48,726	$13,170	$(175)	$(9,315)	$52,406
Net interest expense on long term debt					17,007
Accretion on streaming arrangements					6,501
Change in fair value of financial instruments					5,597
Other net finance costs					5,871
Earnings before tax					17,430
Tax expense					11,973
Net earnings for the period					$5,457

March 31, 2024
	Peru	Manitoba	British Columbia	Arizona	Corporate and other activities	Total
Total assets	$2,396,322	$624,115	$1,002,857	$729,746	$478,243	$5,231,283
Total liabilities	1,026,040	407,358	269,313	21,461	1,296,078	3,020,250
Property, plant and equipment[1]	1,971,190	662,663	834,387	721,235	42,061	4,231,536

1 Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.

December 31, 2023
	Peru	Manitoba[2]	British Columbia[2]	Arizona	Corporate and other activities[2]	Total
Total assets	$2,406,260	$673,437	$1,018,602	$736,680	$477,655	$5,312,634
Total liabilities	1,086,229	413,355	274,510	23,446	1,308,255	3,105,795
Property, plant and equipment[1]	2,001,716	693,972	850,477	727,903	41,938	4,316,006

1 Included in Corporate and other activities are $27.6 million of property, plant and equipment that is located in Nevada.

2 On January 1, 2024, the Company amalgamated with Copper Mountain Mining Inc., Hudbay British Columbia Inc. and Rockcliff Metals Corp. and continued carrying on business as Hudbay Minerals Inc. Following the amalgamation Copper Mountain Mining Inc. and Hudbay British Columbia Inc, which do not contain operating assets and have liabilities primarily related to head office finance leases, have moved from British Columbia to Corporate and other activities. Rockcliff Metals Corp. has move from Corporate and other activities to the Manitoba segment